[redacted]

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SEC Mail Processing Section
MAR 18 2009
Washington, DC
105

SE 09056667 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Bettingen, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4100 NEWPORT PLACE SUITE 630
(No. and Street)

NEWPORT BEACH (City) CALIFORNIA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN L. THORNTON (818)342-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER & MARTIN, LLC
(Name – *if individual, state last, first, middle name*)

411 VALENTINE ROAD, SUITE 300 (Address) KANSAS CITY (City) MO (State) 64111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN L. THORNTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT BETTINGEN, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

FRED K. YAGHOUBIAN
Commission # 1773089
Notary Public - California
Los Angeles County
My Comm. Expires Nov 11, 2011

Notary Public

Signature

FinOP
Title

State of California, County of Los Angeles
Subscribed and sworn to or affirmed before me this 17 day of MAR 2009 by STEVEN L. THORNTON
Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Fred Yaghoubian Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PART I

WEAVER & MARTIN

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Grant Bettingen, Inc. (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Bettingen, Inc. as of December 31, 2008 and the results of its operations ,cash flows, and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin
Kansas City, MO
February 21, 2009

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

GRANT BETTINGEN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current assets:		
Cash and equivalents	$	150,110
Clearing broker deposits		201,571
Commissions receivable		351,661
Investments:		
Securities		76,780
Other receivable		90,902
Prepaid expenses		33,119
Total current assets		904,143
Fixed assets:		
Furniture, fixtures and equipment		
Net of accumulated depreciation of $86,522		57,948
Other assets:		
Notes receivable		277,197
Deposits		38,554
Total other assets		315,751
Total assets	$	1,277,842

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	82,270
Accrued expenses		409,995
Capital lease payable		12,223
Total current liabilities		504,488
Stockholders' Equity		
Common stock, $10 par value, 1,000 shares authorized		
115 shares issued and outstanding as of December 31, 2008		1,150
Additional paid in capital		1,164,314
Accumulated (deficit)		(447,849)
Other comprehensive income		55,739
Total stockholders' equity		773,354
Total liabilities and stockholders' equity	$	1,277,842

The accompanying notes are an integral part of these financial statements

GRANT BETTINGEN, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue:		
Commissions	$	3,897,271
Investment banking fees		1,296,307
Selling concessions		
Insurance		421,645
Mutual funds		276,159
Dividend income		367
Interest income		89,846
Managed fee accounts		419,363
Trading gains		17,875
Other income		179,310
Total revenue		6,598,143
Direct expenses:		
Commission expense		4,609,757
Clearing charges		178,836
Data and quote services		148,749
Filing fees		74,301
Total direct costs		5,011,643
Gross profit		1,586,500
Operating expenses (see page 11)		1,810,703
Net (loss) before provision for income tax		(224,203)
Provision for income tax		-
Net (loss)	$	(224,203)

The accompanying notes are an integral part of these financial statements

GRANT BETTINGEN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In	Other Comprehensive	Treasury	Accumulated	Total Stockholders'
	Share	Amount	Capital	Income	Stock	(Deficit)	Equity
Balance, December 31, 2008	90	$ 900	$ 592,018	$ -	$ (74,775)	$ (223,646)	$ 294,495
Donated capital	-	-	230,821	-	-	-	230,821
Shares sold for cash	25	250	416,250	-	-	-	416,500
Cancellation of Treasury shares	-	-	(74,775)	-	74,775	-	-
Other comprehensive income	-	-	-	55,739	-	-	55,739
Net (loss)	-	-	-	-	-	(224,203)	(224,559)
Balance, December 31, 2008	115	$ 1,150	$ 1,164,314	$ 55,739	$ -	$ (447,849)	$ 773,353

The accompanying notes are an integral part of these financial statements

GRANT BETTINGEN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities		
Net (loss)	$	(224,203)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Contingencies		(33,362)
Depreciation		7,750
Changes in operating assets and liabilities		
Accounts receivable		(46,109)
Advances		(90,902)
Prepaid expenses		70,379
Other assets		(39,129)
Accounts payable		44,612
Accrued expenses		142,399
Net cash (used) by operating activities		(168,566)
Cash flows from investing activities		
Purchase of fixed assets		(25,476)
Distribution of assets – related party		89,716
Purchase of notes receivable		(142,000)
Payments on notes receivable		96,926
Net cash (used) in investing activities		19,166
Cash flows from financing activities		
Payments on capital lease		(9,601)
Common shares issued for cash		416,500
Net cash provided by financing activities		406,899
Net decrease in cash		257,499
Cash – beginning		94,182
Cash – ending	$	351,681
Supplemental disclosures:		
Interest paid	$	931
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

GRANT BETTINGEN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1 – Nature of Business

Grant Bettingen, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent").

Note 2 – Summary of Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

At December 31, 2008, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value.

Revenue recognition

The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue.

Cash and cash equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts, which do not currently exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Available-for-sale securities

The Company classifies its marketable equity securities as available-for-sale and are carried at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48") at inception date. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties. FIN 48 only allows the recognition of those tax benefits that have a greater than fifty percent likelihood of being sustained upon examination by the taxing authorities. As a result of implementing FIN 48, the Company reviewed its tax positions and determined there were no outstanding, or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities, therefore the implementation of this standard has not had a material affect on the Company.

The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

The Company classifies tax-related penalties and net interest as income tax expense. As of December 31, 2008, no income tax expense has been incurred.

Recent issued accounting Standards
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15,

2007. The adoption of SFAS 159 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements". This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the de-consolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption of SFAS 160 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations". SFAS 141 (Revised) establishes principals and requirements for how an acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110 regarding the use of a "simplified" method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123 (R), Share-Based Payment. In particular, the staff indicated in SAB 107 that it will accept a company's election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company currently uses the simplified method for "plain vanilla" share options and warrants, and will assess the impact of SAB 110 for fiscal year 2009. It is not believed that this will have an impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133

and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB's amendments to AU Section 411 of the AICPA Professional Standards. SFAS No. 162 has no effect on the Company's financial position, statements of operations, or cash flows at this time.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60". SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company's financial position, statements of operations, or cash flows at this time.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2008, the Company had net capital of $193,726 and was $93,726 in excess of its required net capital of $100,000.

Note 4 – Restricted cash

The Company has entered into securities clearing agreements with Penson Financial Services, Inc. and Wedbush, Morgan Securities, Inc. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2008, the Company maintained deposits of $150,405 and $51,166, respectively.

Note 5 – Commissions receivable

Amounts receivable from clearing organizations and others at December 31, 2008 consisted of the following:

Commissions receivable		
Penson Financial Services, Inc.	$	189,169
Wedbush, Morgan Securities, Inc.		110,241
Other miscellaneous		52,251
Total	$	351,661

Note 6 – Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated. Income taxes are calculated as if the Company were to file a separate income tax return.

The provision for income taxes consists of the following:

	2008
Current tax	$ —
Change in valuation allowance	(76,229)
Benefits of operating loss carryforwards	76,229
Provision for Income Tax	$ —

Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts as of December 31, 2008. Currently there is no reasonable assurance that the Company will be able to take advantage of a deferred tax asset. Thus, an offsetting allowance has been established for the deferred asset.

Description	NOL Balance	Tax	Rate
Net Operating Loss	$447,849	$ 152,269	34%
Valuation Allowance		(152,269)	
Deferred Tax Asset		$ —	

The Company has the following operating loss carry forwards available at December 31, 2008:

Operating Losses	
Expires	**Amount**
2021	223,647
2022	224,203

Reconciliation between income taxes at the statutory tax rate and the actual income tax provision for continuing operations follows:

	2008
Statutory tax rate	34%
Change in Valuation allowance	(34%)
Income tax provision	0%

Note 7 – Capital lease obligation

The Company has purchased certain equipment under capital lease agreements. The cost of equipment under capital leases is included on the balance sheet as a fixed asset and totaled $61,870. Accumulated depreciation of the equipment at December 31, 2008 was approximately $32,756. The future minimum lease payments required under the capital lease agreement as of December 31, 2008, are as follows:

Year Ending December 31,	Amount
2009	$ 12,223

Note 8 – Commitments and contingencies

The Company leases office space under a long-term lease agreement expiring in 2010. In addition, on November 15, 2008, the company has entered into a short-term sub-lease agreement with American Mortgage Network, Inc. to lease additional office space for a term of eight month commencing on January 15, 2009 and expiring on August 15, 2009.

The annual lease payments due pursuant to these agreements are as follows:

Year Ending December 31,	Amount
2009	$ 276,043
2010	8,690
Total	$ 284,733

Note 9 – Stockholders' equity

On June 2, 2008, the Company consummated its merger agreement with Rubicon Financial Incorporated ("Rubicon") upon the completion of CMA and FINRA approval. Pursuant the agreement, Rubicon acquired 100% of the outstanding shares of Grant Bettingen, Inc. Prior to consummation of the merger, Rubicon acquired a minority interest in Grant Bettingen Inc. for cash totaling $416,500. In addition, Rubicon donated cash totaling $230,821 for business expansion.

During the year ended December 31, 2008, the Company cancelled common stock previously held in the treasury for $74,775 and has been charged to additional paid in capital.

Note 10 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 11 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SUPPLEMENTAL INFORMATION

GRANT BETTINGEN, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

General and administrative expenses		
Advertising	$	876
Automobile expense		9,235
Bank fees		3,761
Contributions		175
Dues ad subscriptions		10,961
Equipment rental		5,250
Insurance		183,455
Licenses and permits		3,611
Office expense		31,705
Postage and delivery		15,668
Printing and reproduction		8,851
Professional development		7,046
Rent		207,713
Repairs and maintenance		11,214
Telephone expense		50,928
Travel		14,473
Total general and administrative expenses		564,922
Consulting fees		4,827
Depreciation expense		7,750
Payroll and related expenses		1,106,360
Professional fees		95,713
Other expenses		31,131
Total expenses	$	1,810,703

GRANT BETTINGEN, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2008

Net Capital:		
Total stockholders' equity	$	773,354
Deductions and/or charges:		
Non-allowable assets:		
Property, plant and equipment, net		57,948
Other assets		447,610
Total deductions and/or charges		505,558
Net capital before haircuts on securities positions		267,796
Haircuts on securities:		
Stocks		76,780
Total haircuts on securities		76,780
Net capital	$	191,016
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	35,009
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	91,016
Computation of aggregate indebtedness:		
Total liabilities	$	525,131
Percentage of aggregate indebtedness to net capital		271%
Net capital computation per Company's Computation	$	211,160
Variance:		
Unrecorded liability		(20,144)
Net capital per audited report	$	191,016

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared as a result of the material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

PART II

GRANT BETTINGEN, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

WEAVER & MARTIN

Board of Directors
Grant Bettingen, Inc.
Newport Beach, California

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Grant Bettingen, Inc. (the Company) for the year ended December 31, 2008, We considered its internal control environment, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Make quarterly examinations, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Based on an SEC examination, it has been noted that the Company did not prepare an accurate net capital computation for a certain months under examination. However, the firm has taken steps to ensure that monthly net capital computations are now prepared under SEC Rule 17a-3-(a)(11) and FINRA Rule 3110.

Due to the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Further, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate as a result of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control may not disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific control does not mitigate the risk of error or fraud in amounts that would be considered material to the financial reporting of the Company. We have not identified any material weaknesses during our audit procedures, including control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2008, thereby fulfilling the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than those intended.

Weaver and Martin
Kansas City, MO
February 21, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2008

GRANT BETTINGEN, INC.